Lightspeed Announces Corporate Name Change to Lightspeed Commerce Inc.

MONTREAL, August 9th, 2021/CNW Telbec/ - Lightspeed Commerce Inc. (formerly Lightspeed POS Inc.) (the “Company”) (NYSE: LSPD) (TSX: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today announced that the Company has amended its articles in accordance with the Canada Business Corporations Act and, effective August 6, 2021, has changed its name to Lightspeed Commerce Inc. (the “Name Change”). The Company’s subordinate voting shares are expected to begin trading on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the new name at market open on or around August 10, 2021. The Company’s subordinate voting shares will continue to trade under the TSX and NYSE ticker symbol “LSPD”.

"We evaluated our company name in light of the full scope of solutions we offer today. Lightspeed is no longer simply a point of sale solution, and we’ve outgrown Lightspeed POS Inc. We are the one-stop commerce platform for merchants around the world, and so our company name needs to align with our current offering and our long-term vision. Lightspeed Commerce Inc. achieves both" said Dax Dasilva, Lightspeed Founder and CEO.

At the annual and special meeting of the Company’s shareholders held on August 5, 2021, shareholders passed a special resolution authorizing an amendment to the Company’s articles to effect the Name Change.

No action is required by shareholders in connection with the Name Change, and no change has been made to the Company’s share capital. The Company encourages any shareholder with questions to contact their broker or agent.

About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The cloud solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financing and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.

For more information, see www.lightspeedhq.com

Follow us on social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter.

Forward-Looking Statements

This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"). Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Brandon Nussey
Chief Financial and Operations Officer

Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com